SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K
ANNUAL REPORTS OF EMPLOYEES’ STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)
For the Fiscal Year Ended December 31, 2005
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)
For the transition period from                   to
Commission file number 1-5842
      A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bowne & Co., Inc.
401(k) Savings Plan
      B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BOWNE & CO., INC.
55 Water Street
New York, New York 10041
(212) 924-5500

BOWNE & CO., INC.
401(k) SAVINGS PLAN

Items 1 and 2. Financial Statements
Exhibit

23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Trustees of the
Bowne & Co., Inc.
     401(k) Savings Plan:
      We have audited the accompanying statements of net assets available for benefits of Bowne & Co., Inc. 401(k) Savings Plan as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bowne & Co., Inc. 401(k) Savings Plan at December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles..
      Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
June 29, 2006

BOWNE & CO., INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2005	2004

Assets:
Investments:
Investment in marketable securities, at fair value (note 6)	$206,774,320	$209,970,718
Investment in limited partnership	—	31,234
Loans to participants	6,468,240	6,500,520

Total investments	213,242,560	216,502,472

Receivables:
Employee contributions	463,581	801,289
Employer contributions	496,035	398,653

Total receivables	959,616	1,199,942

Total assets	214,202,176	217,702,414

Liabilities:
Due to other qualified plans (note 9)	51,952	92,504

Total liabilities	51,952	92,504

Net assets available for benefits	$214,150,224	$217,609,910

See accompanying notes to financial statements.

BOWNE & CO., INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31,
2005

Investment activity:
Net appreciation in market value of investments (note 6)	$3,879,542
Interest	6,437,840
Dividends	246,796

10,564,178
Interest income on participant loans	351,771

Total investment income	10,915,949
Contributions:
Employees	11,917,674
Employers	5,893,772
Rollovers	677,093

Total contributions	18,488,539

Total additions	29,404,488

Deductions:
Benefits paid to participants	23,943,725
Administrative expenses	234,834

Total deductions	24,178,559

Net increase before assets transfers	5,225,929
Asset transfers to other qualified plans (note 9)	(8,685,615)

Net decrease	(3,459,686)
Net assets available for benefits:
Beginning of period	217,609,910

End of period	$214,150,224

See accompanying notes to financial statements.

BOWNE & CO., INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(1) Description of the Plan
      The following brief description of the Bowne & Co., Inc. (the Company) 401(k) Savings Plan (the Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
     (a) General
      The Plan is a defined contribution plan established November 1, 1961 covering eligible employees of participating companies of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
      At December 31, 2005 the participating companies in the Plan were as follows:
Bowne & Co., Inc.
Bowne Business Communications, Inc.
Bowne DecisionQuest, Inc.
Bowne Digital Solutions L.L.C.
Bowne Information Services, Inc.
Bowne International, L.L.C.
Bowne of Atlanta, Inc.
Bowne of Boston, Inc.
Bowne of Chicago, Inc.
Bowne of Cleveland, Inc.
Bowne of Dallas, L.P.
Bowne of Los Angeles, Inc.
Bowne of New York City, L.L.C.
Bowne of Phoenix, Inc.
Bowne of South Bend, Inc.
Bowne Publishing, L.L.C.
Bowne Translation Services, L.L.C.
FundSmith, L.L.C.

(b) Eligibility
      The Plan covers all full-time employees of the participating companies. Effective January 1, 2004, the Plan was amended to include full-time employees of the participating companies that are covered by collective bargaining agreements, subject to certain provisions. Prior to January 2004, the Plan covered only full-time employees of the participating companies who were not covered by collective bargaining agreements. Employees are eligible to participate as of the first day of employment.

(c) Contributions
      Participants are able to direct the Company to deposit contributions withheld through automatic payroll deductions, subject to certain limitations of up to 50% of annual compensation on a pre-tax basis and up to 15% of annual compensation on an after-tax basis (up to 10% on an after-tax basis for highly compensated employees). For calendar years ended December 31, 2005 and 2004, no participant was permitted to make pre-tax contributions to the Plan in excess of $14,000 and $13,000, respectively, (annually adjusted as provided by the Plan and the Internal Revenue Code (the Code)).
      The Company matches 100% of the first 3% of the participant’s compensation plus 50% of the next 2% of compensation after one year of eligible service. Annual discretionary profit-sharing contributions are determined by the Board of Directors of each participating company’s business segment, based on company performance, and cannot exceed the maximum amounts allowable under the Code. There were no discretionary contributions for the years ended December 31, 2005 and 2004.
      A participant not covered by a collective bargaining agreement may make a rollover contribution to the Plan of amounts which he or she has received from another qualified plan.

BOWNE & CO., INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

(d) Vesting
      Participants are fully vested at all times in their contribution account, rollover account, and any investment earnings related to those accounts, if applicable. The Plan provides cliff vesting in which participants become fully vested in the Company’s discretionary profit-sharing contributions after five years of credited service. Additionally, regardless of years of credited service, participants automatically become vested in company profit-sharing contributions upon the occurrence of the following events: reaching normal retirement age, plan termination, death, or permanent and total disability.
      Participants were 100% vested for employer matching contributions if they were employed by the Company as of December 31, 2002. All employees hired after January 1, 2003 must complete one year of service to be eligible for the match, and are 100% vested in the matching contributions.
      Participants not covered by a collective bargaining agreement that transferred amounts to the Plan from the Bowne & Co., Inc. Employee Stock Purchase Plan (the ESPP), which was merged into this plan effective December 31, 2003, are 100% vested in the value of his/her previous ESPP matching contributions and employer matching contributions made on or after January 1, 2004.
      Participants covered by a collective bargaining agreement that transferred amounts to the Plan from the ESPP are 100% vested in the value of his/her previous ESPP matching contributions and employer matching contributions made on or after February 1, 2004.

(e) Participants’ Accounts
      Separate accounts are maintained for each participant and are credited with the participant’s elective contributions, company contributions, and plan earnings on both employer and employee contributions to the various investment funds. Participants can elect to have their accounts invested in various investment funds, each with a different investment objective and strategy.
      Participants not covered by collective bargaining agreements may change the investment direction of their contributions and transfer amounts from one fund to another daily (initial transfers from the ESPP were required to be invested in the Company’s common stock fund.)
      Participants covered by collective bargaining agreements can only invest in the Company’s common stock fund.

(f) Participant Distributions
      On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive the value of the participant’s vested interest in his or her account in a lump-sum amount.
      Amounts transferred to the Plan from the ESPP on behalf of participants not covered by a collective bargaining agreement are able to be withdrawn in whole or in part, subject to certain Plan provisions.
      Pre-tax contributions to the plan on behalf of participants covered by collective bargaining agreements are eligible to be withdrawn prior to termination of employment subject to certain Plan provisions.

(g) Forfeitures
      The nonvested portion of a participant’s account will be forfeited upon the participant’s separation from service before age 65 for reasons other than death or disability. In 2005 and 2004 forfeited amounts were used to reduce employer contributions made during such plan year or succeeding plan years and to pay the expenses of the Plan. Forfeitures used to reduce employer contributions totaled $244,978 for the year ended December 31, 2005. At December 31, 2005 and 2004, forfeited nonvested accounts totaled approximately $13,325 and $70,245, respectively.

BOWNE & CO., INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

(h) Loans
      The Plan provides two types of loans to participants not covered by collective bargaining agreements: general loans and home purchase loans. Participants not covered by collective bargaining agreements are limited to one outstanding loan of each type at any time. Participants not covered by collective bargaining agreements may borrow the lesser of 50% of their vested account balance or $50,000, with an annual interest rate of prime plus 1% on the outstanding balance. General loans are subject to a maximum repayment term of 5 years. Home purchase loans may extend the repayment term to fifteen years. Loan repayment is through payroll deductions. At December 31, 2005 and 2004, there were 805 and 822 individual loans outstanding, bearing an interest rate ranging from 5.0% to 10.5% and 5.0% to 11.0%, respectively, with maturities through 2020.
      Amounts transferred to the Plan from the ESPP are not available to be taken as a loan, however, the amounts are included in determining the maximum amount available for a loan under the Plan.

(2)	Summary of Significant Accounting Policies

(a) Basis of Accounting
      The accompanying financial statements are prepared on the accrual basis of accounting.

(b) Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual amounts could differ from those estimates.

(c) Investment Valuation and Income Recognition
      The Plan’s investments are stated at fair value as determined by quoted market prices. The fair value of the investment in limited partnership was determined by the Investment Manager and is based on the value of the underlying assets. Participant loans are valued at their outstanding balances, which approximate fair value.
      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(d) Payment of Benefits
      Benefit payments are recorded when paid.

(e) Concentration of Risks and Uncertainties
      The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for plan benefits. At December 31, 2005 and 2004, approximately 7% and 9%, respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the Company’s stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

BOWNE & CO., INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

(3)	Administrative Expenses
      All investment and administrative expenses of the Plan have been paid from the assets of the Plan to the extent not paid by the Company.

(4)	Plan Termination
      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of its board of directors, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(5)	Tax Status
      The Internal Revenue Service has determined and informed the Company by a letter dated December 10, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving its last determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

BOWNE & CO., INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

(6)	Investments
      Investments held by Vanguard Fiduciary Trust Company are as follows as of December 31,:

	2005		2004

Davis New York Venture Fund, Inc. Class A	$7,730,326		$6,346,248
Fidelity Magellan Fund	—		54,652,068	*
Fidelity Disciplined Equity Fund	38,482,789	*	—
Morgan Stanley Global/ Equity Class B	2,694,128		2,302,362
T. Rowe Price Small-Cap Stock Fund	11,658,036	*	8,840,795
Vanguard 500 Index Fund	17,253,771	*	16,980,431	*
Vanguard International Growth Fund	4,578,814		2,848,904
Vanguard Mid-Cap Index Fund	11,001,679	*	4,241,022
Vanguard Prime Money Market Fund	20,985,894	*	21,560,658	*
Vanguard PRIMECAP Fund	12,476,384	*	12,303,254	*
Vanguard Short-Term Corporate Fund	4,647,666		5,916,370
Vanguard Target Retirement 2005 Fund	937,224		—
Vanguard Target Retirement 2015 Fund	1,004,684		—
Vanguard Target Retirement 2025 Fund	1,465,298		—
Vanguard Target Retirement 2035 Fund	437,287		—
Vanguard Target Retirement 2045 Fund	526,097		—
Vanguard Target Retirement Income Fund	81,430		—
Vanguard Total Bond Market Index Fund	3,234,230		2,434,956
Vanguard Wellington Fund	52,896,785	*	52,038,477	*
Bowne & Co., Inc. Stock Fund	14,681,798	*	19,505,173	*

	$206,774,320		$209,970,718

*	Individual investments that represent 5% or more of the Plan’s net assets.
      Net appreciation in market value of investments for the year ended December 31, 2005 was comprised as follows:

Net appreciation in market value of investments in mutual funds	$5,727,252
Net depreciation in market value of investments in common stock	(1,816,476)
Net depreciation in market value of investment in limited partnership	(31,234)

Total net appreciation in market value of investments	$3,879,542

BOWNE & CO., INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

(7)	Nonparticipant-Directed Investments
      Information about the net assets and the significant components of the changes in net assets relating to the participants covered by collective bargaining agreements is as follows:

	December 31,

	2005	2004

Net Assets:
Investments:
Bowne & Co., Inc. Stock Fund	$1,274,876	$1,338,059

Year Ended
December 31, 2005

Changes in Net Assets:
Contributions	$146,536
Dividends	18,531
Net depreciation in market value of investments	(113,595)
Administrative expenses	(319)
Benefits paid to participants	(114,336)

$(63,183)

(8)	Related Party Transactions
      Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company, who is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. The Plan also invests in Bowne & Co., Inc. common stock.

(9)	Assets Transferred to Other Qualified Plans
      On September 1, 2005, the Company sold its globalization business, Bowne Global Solutions (BGS). Effective September 1, 2005, the Plan was amended to permit BGS employees to continue to be eligible for participation in the Plan through December 31, 2005 or an earlier date as agreed to by the Company and BGS. The Plan was also amended as of September 1, 2005 to no longer permit BGS employees participating in the Plan to contribute to the Company’s common stock fund, and existing contributions for these participants invested in this fund were required to be allocated to another investment fund. On December 15, 2005, the Company transferred $8,566,370 of assets belonging to BGS employees participating in the Plan to the acquiring company’s separate plan. As of December 31, 2005, there was $51,952 of assets belonging to BGS employees remaining in the Plan. These amounts were transferred to the acquiring company’s separate plan in 2006 and are recorded as a liability in the Statement of Net Assets Available For Benefits as of December 31, 2005. Upon the transfer of the account balances, all obligations related to the Plan ceased and the benefit payments and liabilities became obligations of the acquiring company’s separate plan.
      As disclosed in the Company’s 401(k) Savings Plan annual report on Form 11-K for the year ended December 31, 2004, the Company sold its document outsourcing business, Bowne Business Solutions, LLC (BBS) in November 2004. Effective December 31, 2004, BBS employees were no longer eligible to participate in the Plan and the amount of assets equal to the participants’ account balances under the Plan as of December 31, 2004 were transferred to a separate qualified plan (BBS Plan) for these participants. Upon the transfer of the account balances, all obligations related to the Plan ceased and the benefit payments and liabilities became obligations of the BBS Plan. As of December 31, 2004, the total amount of assets belonging to BBS employees participating in the Plan that were required to be transferred to the BBS Plan was

BOWNE & CO., INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
$29,392,370 of which $29,299,866 was transferred to the BBS Plan as of December 31, 2004. The remaining $92,504 required to be transferred was recorded as a liability in the Statement of Net Assets Available For Benefits as of December 31, 2004 and was transferred to the BBS Plan in 2005. In addition, $67,293 of assets belonging to BBS employees were identified in 2005, and subsequently transferred to the BBS plan within the period.

BOWNE & CO., INC. 401(k) SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2005

Identity of Party Involved	Description	Current Value

The Vanguard Group	Davis New York Venture Fund, Inc. Class A	$7,730,326
The Vanguard Group	Fidelity Disciplined Equity Fund	38,482,789
The Vanguard Group	Morgan Stanley Global/ Equity Class B	2,694,128
The Vanguard Group	T. Rowe Price Small-Cap Stock Fund	11,658,036
The Vanguard Group	Vanguard 500 Index Fund*	17,253,771
The Vanguard Group	Vanguard International Growth Fund*	4,578,814
The Vanguard Group	Vanguard Mid-Cap Index Fund*	11,001,679
The Vanguard Group	Vanguard Prime Money Market Fund*	20,985,894
The Vanguard Group	Vanguard PRIMECAP Fund*	12,476,384
The Vanguard Group	Vanguard Short-Term Corporate Fund*	4,647,666
The Vanguard Group	Vanguard Target Retirement 2005 Fund*	937,224
The Vanguard Group	Vanguard Target Retirement 2015 Fund*	1,004,684
The Vanguard Group	Vanguard Target Retirement 2025 Fund*	1,465,298
The Vanguard Group	Vanguard Target Retirement 2035 Fund*	437,287
The Vanguard Group	Vanguard Target Retirement 2045 Fund*	526,097
The Vanguard Group	Vanguard Target Retirement Income Fund*	81,430
The Vanguard Group	Vanguard Total Bond Market Index Fund*	3,234,230
The Vanguard Group	Vanguard Wellington Fund*	52,896,785
The Vanguard Group	Bowne & Co., Inc. Stock Fund*	14,681,798
	Participant loans*(1)	6,468,240

		$213,242,560

*	Party-in-interest as defined by ERISA.

(1)	805 loans were outstanding at 12/31/05 bearing an interest rate ranging from 5.0% to 10.5%
See accompanying independent registered public accounting firm’s report.

SIGNATURE
      Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bowne & Co., Inc.
401(k) Savings Plan

By:	/s/ Richard Bambach, Jr.

Richard Bambach, Jr.
Vice President, Interim Chief Financial Officer, and Corporate Controller
Dated: June 29, 2006